February 21, 2020

BY HAND

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Karen Rossotto

Re:	Stone Ridge Trust (the “Trust”)

File Numbers: 333-184477; 811-22761

Dear Ms. Rossotto:

The purpose of this letter is to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the Trust on February 5, 2020 regarding the Trust’s Post-Effective Amendment No. 57 (“PEA No. 57”) to its Registration Statement on Form N-1A (the “Registration Statement”) for Stone Ridge U.S. Hedged Equity Fund (the “Fund”). PEA No. 57 was filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-1A on December 20, 2019, and is scheduled to become effective on March 1, 2020.

For your convenience in reviewing the Fund’s responses, your comments and suggestions are summarized below and are each immediately followed by the Fund’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

1.	Staff Comment: Please confirm supplementally that, for purposes of the 80% test, the Fund’s put options will be valued at their mark to market value, rather than their notional value.

Response: The Fund takes the put options it writes into account for purposes of the 80% test in a manner consistent with Rule 35d-1. The Fund’s 80% test requires that at least 80% of the value of the Fund’s net assets (plus the amount of any borrowings for investment purposes) be subject to written put options on U.S. equity securities. The Fund’s net assets are “subject to” a particular put option to the extent of the Fund’s exposure to the asset underlying the put option, which is typically equal to the amount of collateral posted by the Fund with respect to such put option. If the Fund posts collateral for a particular put option in an amount equal to its mark-to-market value, the Fund would typically expect to use that value for purposes of the 80% test. If the Fund posts collateral for a particular put option in an amount equal to its notional value, the Fund reserves the right to use the notional value of such put option for purposes of the 80% test.

2.	Staff Comment: Please confirm supplementally that the put options on US equity securities written by the Fund have economic characteristics similar to equity securities.

Response: The Fund confirms that that the put options on US equity securities written by the Fund have economic characteristics similar to equity securities.

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Should members of the Staff have any questions or comments, please contact the undersigned at (212) 257-4781.

Very truly yours,

/s/ Daniel W. Whitney

Daniel W. Whitney

cc:	James Rothwell, Stone Ridge Asset Management LLC

Lauren D. Macioce, Stone Ridge Asset Management LLC

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